Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

The following is a transcript of a pre-recorded presentation by ECARX Holdings Inc. The recording of the presentation is accessible at htt ps://st ream.br rmedia. co.uk/b roadca st/638635 a973df8630 dd6ea5b 9 for invited participants.

Adam Kay, Head of Investor Relations, ECARX

Welcome to today's presentation. I'd like to remind you that the presentation you are about to hear contains certain forward-looking information within the meaning of federal securities law with respect to the proposed transaction between ECARX and Cova Acquisition Corporation, including without limitation statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by ECARX and the markets in which it operates and its future projected results.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, and as a result are subject to risk and uncertainties. Many factors could cause actual future results to differ materially from the forward-looking statements in the presentation. ECARX's prior and future SEC filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they were made and you are cautioned not to put undue reliance on forward-looking statements and ECARX and Cova assume no obligation and do not intend to update or revise these forward-looking statements whether as a result of new information, future events or otherwise. Neither ECARX nor Cova give any assurance that either ECARX or Cova will achieve its expectations.

This presentation does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities nor should there be any sale of securities in any jurisdiction in which the offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ECARX has filed a registration statement on form F-4 that included a proxy statement of ECARX and a prospectus of ECARX. You are urged to read the registration statement, the proxy statement, prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction, because they will contain important information about the proposed transaction.

I will now turn over the call to Jun Hong Heng, Chairman and CEO of Cova Acquisition Corporation.

Jun Hong Heng, Chairman and CEO, Cova Acquisition Corporation

Thank you, Adam. My name is Jun Hong Heng and I am the Chairman and CEO of COVA Acquisition Corp. When we went public last December we told the market that the focus of our company is to identify differentiated, high-growth, international businesses in industries that are being disrupted by advances in technology and artificial intelligence, and partner with their management teams to drive the next phase of growth.

To that end, I am pleased that we achieved our objective as we entered into a merger agreement with ECARX Holdings Incorporated on the 26th of May this year. ECARX is a global mobility technology company that offers a differentiated set of hardware and software solutions essential for the development of connected, automated and electrified vehicles. We are confident that our team will add tremendous value to ECARX and together we will capitalize on the revolutionary trends we are now witnessing in the automotive space and shape the future of mobility.

Before turning over to Ziyu to tell you more about ECARX, let me provide a quick overview of the transaction details between COVA and ECARX on slide 7.

•	The deal, which was unanimously approved by both companies’ Board of Directors, represents a pro forma equity value of $3.8 billion and a pre-money equity and enterprise value of $3.4 billion, assuming no redemptions by COVA shareholders.

•	It assumes $368 million raised goes to the balance sheet after expenses, including $300 million from cash held in trust by COVA and $110 million in additional capital committed through strategic investments and other financings.

•	The deal value has an implied EV multiple of 4.3x 2023 estimated revenue and 2.6x 2024 estimated revenue, an attractive multiple with significant upside potential relative to peer comps in the current market.

•	After the merger closes, which is expected by the end of the fourth quarter of 2022, ECARX’s existing shareholders are expected to own approximately 89% of the pro forma combined company, assuming no redemptions by COVA’s shareholders.

On slide 8, we have outlined COVA’s executive team which has decades of experience across the industry. As part of the agreement, I will join ECARX’s Board of Directors as an independent director. Proceeds from the transaction will be used to accelerate technology development and the roll-out of new products, support strategic acquisitions and investments, as well as create further pathways for global growth and profitability.

With that, I’ll turn it over to Ziyu, co-founder, chairman and CEO of ECARX.

Ziyu Shen, Chairman, CEO and Co-Founder, ECARX

Hello everyone, my name is Ziyu Shen and I’m the co-founder, chairman and CEO of ECARX. We are very excited about our intentions to go public in the U.S. through our proposed merger with COVA.

We have made significant progress since our founding in 2017 and today, ECARX is a global mobility-tech company partnering with OEMs to reshape the automotive industry as they develop new vehicle platforms from the ground up. As the industry transitions to an all-electric future, ECARX will help to transform cars into computers on wheels – always on, always connected. Removing the need for the 100 plus electronic control units “ECUs” in a car today, we will provide a full-stack solution – central computer, SoCs and software to help OEMs continuously improve their in-car user experience, with a clear product roadmap for continuous development.

On page 10, over the last five years, our technology has been integrated into more than 3.7 million cars worldwide. We have seen significant top-line growth with $415 million in revenues in 2021. This has been driven by our strong OEM relationships, as we serve 12 OEM brands across Asia and Europe including the Geely Auto Group, Lotus, Proton and smart, as well as eight different Tier 1 automotive suppliers worldwide. Our team of close to 2,000 full-time employees globally of which nearly 1,700 belong to our R&D division, will provide us with the foundation to innovate and serve our customers going forward.

Finally, none of this would be possible without our highly experienced team as you can see on page 11, led by professionals with extensive knowledge of the industry, as well as both local and international markets.

Before diving in deeper, there are four key areas I would like to quickly reference about ECARX on page 12 and why we are uniquely positioned within the industry:

•	First, we play in a large and growing market that is undergoing transformational change;

•	Second, our vertically integrated technology stack helps transform vehicles into seamlessly integrated information, communications, and transportation devices;

•	Third, our integrated approach allows for efficient development of our product roadmap and our deep experience with the Geely ecosystem demonstrates our ability to execute effectively with large, global OEMs; and
•	Finally, we are an established business with a seasoned management team that has deep international expertise across the automotive industry.

Additionally and as we will discuss more later, we expect to deliver over 50% CAGR in revenues over the next two years as we continue to expand the number of cars served and increase our revenue per car through new product rollouts.

Turning to slide 13 – So how did we get here? Back in 2017, Eric Li and I shared a vision to create a technology portfolio that will transform next-generation vehicles similar to what Android did for the smartphone industry.

This vision was driven by three underlying trends that are leading a revolution in the global auto industry – one, the shift towards fully electric platforms; two, more connected cars; and three, automated driving technologies. This has resulted in a major transformation, with the era of traditional vehicles clearly coming to an end. I believe vehicle DNA will continue to transform more in the next decade than it has in the last century, resulting in increased demand for our software technology.

By 2030 we expect:

•	The global autonomous driving solutions market to grow 4.6x to ~$400 billion;

•	The global automotive software market to grow 4.7x to ~$105 billion; and

•	The global automotive SoC market to grow 12.0x to ~$177 billion.

Recognizing these trends, we are leveraging years of experience working with some of the largest OEM brands in the world to develop an automotive technology platform to meet their needs and capture more than our fair share of this massive growth opportunity.

Turning to our technology starting on page 15. We began in 2017 providing infotainment systems (on the far left), which we have continued to transform to include Around View Monitoring integration, multi-media functions, as well as online navigation and local-end natural language understanding and processing. We then introduced the second-generation computing platform product, the digital cockpit, which has greater computing power enough to support not only infotainment but also ADAS functionality. Building on these products, we plan to launch our first-generation Automotive Central Computing Platform in 2024, which will enable the transition towards a more centralized computing platform and be compatible with more software solutions.

This vertically integrated platform which can be seen on slide 16, is underpinned by our underlying core technologies which combines powerful SoC core modules and a versatile operating system that simplifies and speeds up product development.

Our SoC core modules drive the high performance of our computing platforms, reduce the complexity of the product design and provide an easy-to-develop core component for our customers. As you can see on page 17, we are implementing a fast and robust SoC technology development roadmap, which we started by working with several semiconductor companies to ensure they were designed to work in automotive applications. And in collaboration with our JV partner SiEngine, we’re developing our next-generation SoC, the E04 Core Module, which is designed with industry-leading 7nm process technology and purpose-built to support more advanced vehicle intelligent features. This will be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products.

Turning to page 18, the ECARX operating system plays a key role in the automotive technology stack as it connects the hardware with application software to create a powerful and simple computing platform. Our current focus is to maximize the power of our SoC core modules and enable broad applications. And while we have a variety of products, we are committed to developing one OS that is adaptable for different computing platforms and devices.

Finally, on page 19, ECARX software integrates intelligent, connected technology to enhance the rider experience. We provide a framework to connect the application layer to the OS layer of the overall cockpit system, as well as a host of digital cockpit applications that can be further customized and integrated with mobile devices. Additionally, we are developing software to deliver ADAS and unsupervised highway driving features as well as control over key vehicle systems to support functionality and improve performance and security. We are seeing strong momentum for these solutions and we recently signed a collaboration agreement with Luminar to further advance its ADAS and unsupervised driving technologies.

With that, I would like to turn it over to Peter Cirino, our COO, to talk you through our business strategy and international expansion.

Peter Cirino, COO, ECARX

Thank you, Ziyu. As you can see on page 21, our unique go-to-market strategy is a key element of our competitive edge. Our OEM collaborations begin in the early stages of a vehicle’s development through delivery to give us an advantage in driving product development and building a technology platform that meets our customers’ needs. This starts from our deep connection and privileged access to Geely Holdings, one of the largest automotive groups in the world. The broader Geely ecosystem which was founded by Eric Li, includes Geely Auto, as well as brands that you’ll see here in the center of the slide such as Lotus, smart, and Volvo Cars – creating a strong foundation for our business and will help expand our geographic reach to other third-party OEMs globally.

Our close connections with OEMs enable us to work with them to identify upcoming trends, to plan, pilot, and test product and solutions as they develop next-generation vehicles. We have a seat at the table from day one with certain OEMs when a new vehicle is first conceived and through the lifecycle of the vehicle. That gives us unparalleled insight to inform and accelerate our future product pipeline. In a fast-evolving market like we see today, this approach is critical to stay ahead of our competitors. At the same time, we are leveraging technology collaborations through joint ventures and partnerships as you can see on the right hand of the slide. These are effectively used to enable capital-efficient product development. This includes our JV with HaleyTek to advance our development of our operating system, as well as our JV with SiEngine to develop next-generation SoC core modules. Our unique strategy and capabilities enable us to generate multiple revenue streams facing OEMs and tier-1 customers, creating a comprehensive portfolio of differentiated offerings, and further diversifying our revenue mix.

Additionally, we have been laser focused on expanding internationally as you can see on page 22, creating significant global momentum for ECARX. In the last two years alone, we have established our product development center in Gothenburg, Sweden and our international operation offices in London. As recognized by the media, we have also expanded our global automotive products and services, to various brands including Lotus, smart, and Volvo Cars and have a pathway in place to secure international orders from OEMs worldwide.

With that, I would now like to turn it over to Ramesh our CFO to discuss some of the financials.

Ramesh Narasimhan, CFO, ECARX

Thank you, Peter. To reflect what this means for us financially, starting on page 24, we plan to build on our already strong revenue base and deep OEM relationships and expect to drive substantial growth for years to come. I truly believe that we have just scratched the surface and our opportunity ahead is significant.

•	We expect to deliver over 50% CAGR in revenues over the next two years as we continue to expand the number of cars served and also increase our revenue per car through new product rollouts, including new iterations on existing products and new product lines that will drive higher average selling price, and rapidly growing contribution from our System on Chip Core Module and Software segment.

•	To support revenue growth, we continue to heavily invest in R&D, with more than 70% of opex being allocated towards helping us to stay ahead of the technology curve.

•	As we expand internationally, we also expect our revenue contribution from third-party OEMs to increase significantly reaching 26% in 2024 as reflected in the dark gray area at top of the columns, further diversifying our customer base while maintaining a strong foundation through our access to the Geely ecosystem.

•	The rapid top-line growth that you saw on the previous slide and continuous product development in high-margin categories are expected to support enhanced gross margins with an increase of more than 500 basis points by 2024. And given the uniqueness of our business model, sales and marketing expenses are limited, and as our business grows, we expect declining SG&A expenses as a percentage of revenue, putting us on a clear pathway to achieve adjusted EBITDA profitability by the end of 2024.
•	To sum up, there are 3 things I want you to leave with on financials, 1. Revenue CAGR of over 50%, 2. Continued R&D investment of more than 70% of opex and 3. Will be positive Adjusted EBITDA by 2024.

With that, I will turn it over to Ziyu for some closing remarks.

Ziyu Shen, Chairman, CEO and Co-Founder, ECARX

Thank you, Ramesh. As we look ahead, we are focused on executing our robust product roadmap, expand our relationships to various third-party OEMs and drive growth internationally.

•	We are already taking steps to accelerate our global presence. Our relationship with the Geely ecosystem creates pathways to secure international orders from OEMs worldwide. In fact, a meaningful portion of our current business plan, especially in the near term, is already backed by actual contracts.

•	Our strategic partnership with COVA will create opportunities for further collaboration to become a global leader in mobility tech.

•	And already we expect to deliver over 50% CAGR in revenues over the next two years as we continue to expand the number of cars served and increase our revenue per car through new product rollouts, putting us in a strong position to drive real value for investors.

In summary, ECARX is well positioned to capitalize on rapid growth opportunities from the auto industry’s transition to fully connected, autonomous and electrified vehicles. We believe there is no directly comparable company to ECARX given:

•	The large and growing market that we are competing in with a TAM of $400bn

•	Our vertically integrated technology stack which helps transform vehicles into seamlessly integrated information, communications, and transportation devices

•	Our integrated approach which allows for efficient development of our product roadmap

•	And finally, our established business with a seasoned management team that has deep international expertise across the automotive industry.

While we have made significant progress as a company since our founding five years ago, this is only the beginning of our growth journey. I’m excited for what’s ahead as we unlock additional opportunities through our partnership with COVA and accelerate development of the next generation of mobility tech.

Thank You.

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About ECARX

ECARX is transforming vehicles into seamlessly integrated information, communications, and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX's current core products include infotainment head units (IHU), digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.

Over the last three years, ECARX's technology has been integrated into more than 3.7 million cars worldwide. ECARX was founded in 2017 and has since grown to close to 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group (Geely), one of the largest automotive groups in the world that holds ownership interest and investment in international brands such as Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

About COVA

COVA Acquisition Corp. is a special purpose acquisition company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus on Form F-4 relating to the proposed transaction filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, ECARX has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA to vote on the proposed transaction, which was declared effective on November 18, 2022. Shareholders of COVA and other interested persons are encouraged to read the definitive proxy statement/prospectus as well as other documents to be filed with the SEC because these documents contain important information about COVA and ECARX and the proposed transaction. The definitive proxy statement/prospectus included in the registration statement has been mailed to shareholders of COVA as of November 8, 2022. Shareholders of COVA are also able to obtain a copy of the F-4, including the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111 or, without charge, at the SEC’s website (w ww .s ec. go v).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction is set forth in the registration statement containing the definitive proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at w ww .s ec . g o v or by directing a request to COVA Acquisition Corp., 1700 Montgomery Street, Suite 240, San Francisco, CA 94111.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.